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                             REINSURANCE AGREEMENT

                                    BETWEEN

                        PHL VARIABLE INSURANCE COMPANY

              A Connecticut domiciliary with executive offices in

                             HARTFORD, CONNECTICUT

                      referred to as the "Ceding Company"

                                      AND

                   JEFFERSON NATIONAL LIFE INSURANCE COMPANY

                              A Texas domiciliary

                        referred to as the "Reinsurer"

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                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 ARTICLE I    GENERAL PROVISIONS..........................................   4

 ARTICLE II   REINSURANCE PREMIUMS........................................  12

 ARTICLE III  ADMINISTRATION..............................................  13

 ARTICLE IV   BENEFIT PAYMENTS............................................  14

 ARTICLE V    RESERVES....................................................  16

 ARTICLE VI   ACCOUNTING AND SETTLEMENTS..................................  18

 ARTICLE VII  DURATION AND RECAPTURE......................................  21

 ARTICLE VIII TERMINAL ACCOUNTING AND SETTLEMENT..........................  25

 ARTICLE IX   INSOLVENCY..................................................  27

 ARTICLE X    ARBITRATION.................................................  28

 ARTICLE XI   REINSURER RIGHT.............................................  29

 ARTICLE XII  EXECUTION...................................................  30

 SCHEDULE A   ANNUITIES AND RISKS REINSURED...............................  31

 SCHEDULE B   QUARTERLY REPORT OF ACTIVITY AND SETTLEMENTS................  32

 SCHEDULE C   MODIFIED COINSURANCE RESERVE INVESTMENT CREDIT..............  33

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                             REINSURANCE AGREEMENT

This Agreement is made and entered into by and between PHL Variable Insurance Company (hereinafter referred to as the "Ceding Company") and Jefferson National Life Insurance Company (hereinafter referred to as the "Reinsurer").

The Ceding Company and the Reinsurer mutually agree to reinsure on the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement solely between the Ceding Company and the Reinsurer, and performance of the obligations of each party under this Agreement will be rendered solely to the other party. In no instance will anyone other than the Ceding Company or the Reinsurer have any rights under this Agreement, and the Ceding Company will be and remains the only party hereunder that is liable to any insured, policy owner or beneficiary under any annuity reinsured hereunder. This Agreement shall be effective on the Effective Date as herein defined.

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                                   ARTICLE I

                              GENERAL PROVISIONS

1. Annuities and Risks Reinsured. The Reinsurer agrees to indemnify the Ceding Company for, and the Ceding Company agrees to reinsure with the Reinsurer, according to the terms and conditions of this Agreement, the portion of the risks under the annuities (excluding the guaranteed minimum withdrawal benefit rider ("GMWB") and any other accompanying riders) described in the attached Schedule A (the "Quota Share").

   As used in this Agreement, the term "Annuities" means the base variable annuity contracts (excluding any riders issued in connection therewith) reinsured under this Agreement.

   For the avoidance of doubt, the GMWB rider to the Annuities will not be reinsured under this Agreement and any fees attributable to the GMWB rider shall be for the account of the Ceding Company.

2. Coverages and Exclusions. Only the Annuities described in Schedule A are reinsured under this Agreement.

3. Plan of Reinsurance. This indemnity reinsurance will be on a modified coinsurance basis for the separate account liabilities of the Annuities. The Ceding Company will retain, control and own all assets held in relation to the Modified Coinsurance Reserve.

4. Expenses. The Reinsurer will bear no part of the expenses incurred in connection with the Annuities other than expressly set forth herein.

5. Material Changes. The Ceding Company will provide written notification to the Reinsurer of any change which materially affects the Annuity business reinsured hereunder, including but not limited to changes in the variable investment options, changes in the calculation of withdrawal charges, changes made to preserve the status of the contracts as annuities under the Internal Revenue Code of 1986, as amended, changes made to comply with applicable law, and any changes to assumptions in the Pricing Guidelines (as defined below) no less than thirty (30) days prior to the change taking effect. "Material" or "Materially" for purposes of this Agreement means matters that a prudent reinsurer or insurer would consider reasonably likely to affect

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   in any significant respect the Reinsurer's liability or profitability under this Agreement in a manner not originally contemplated by the Parties when entering into this Agreement. The Reinsurer will provide written notification to the Ceding Company as to the Reinsurer's acceptance or rejection of the change within fifteen (15) days after receipt of notice of the change. If the Reinsurer accepts any such change, the Reinsurer will
   (a) assume the Quota Share of any increase in the Ceding Company's liability resulting from the change, and (b) receive credit for the Quota Share of any decrease in the Ceding Company's liability resulting from the change. If the Reinsurer rejects any such change, the Reinsurer's liability under this Agreement will be determined as if no such change had occurred. Notwithstanding the preceding, changes in the beneficiary shall not be subject to this Paragraph 5. "Pricing Guidelines" as used in this Agreement means the then current pricing assumptions agreed upon by the Ceding Company and the Reinsurer in writing (which writing may be in the form of electronic mail messages).

6. No Extracontractual Damages. Except as specifically provided in Article IV, Paragraph 7, the Reinsurer does not indemnify the Ceding Company for, and will not be liable for, any liabilities or obligations not arising under the express terms and conditions of the Annuities, including, without limitation, any extracontractual damages or extracontractual liability resulting from fraud, oppression, bad faith, strict liability, violations of federal, state or local laws, rules or regulations or regulatory interpretations (including without limitation the rules of any self regulatory organization), or negligent, reckless or intentional wrongs on the part of the Ceding Company or its directors, officers, employees and agents. The following types of damages are examples of damages that would be excluded from this Agreement for the conduct described above: actual damages, damages for emotional distress, and punitive or exemplary damages. In no event will the Reinsurer participate in punitive, consequential or compensatory damages.

7. Inspection. At any reasonable time, the Reinsurer and the Ceding Company, or their duly appointed representatives, may inspect, during normal business hours, at the principal office of the other party, the original papers and any and all other books or documents relating to or affecting reinsurance under this Agreement. The parties will not use any information obtained through any inspection pursuant to this Paragraph for any purpose not relating to reinsurance hereunder.

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8. Taxes and Assessments. The Reinsurer will reimburse the Ceding Company for each Accounting Period its Quota Share of any premium taxes payable by the Ceding Company for such Accounting Period in connection with the Annuities as part of the quarterly settlement (the "Premium Taxes").

9. Election to Determine Specified Annuity Acquisition Expenses. The Ceding Company and the Reinsurer agree to the election pursuant to
   Section 1.848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended (such election being referred to as the "DAC Tax Election") whereby:

   (a) The party with net positive consideration under this Agreement for each taxable year will capitalize specified annuity acquisition expenses with respect to the Annuities reinsured under this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Internal Revenue Code of 1986, as amended.

   (b) The parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service. If requested, the Ceding Company will provide supporting information reasonably requested by the Reinsurer. The term "net consideration" means "net consideration" as defined in Regulation Section 1.848-2(f).

   (c) The DAC Tax Election will be effective for the first taxable year in which this Agreement is effective and for all years for which this Agreement remains in effect.

   The Ceding Company and the Reinsurer will each attach a schedule to their respective federal income tax returns filed for the first taxable year for which this DAC Tax Election is effective. Such schedule will identify the Agreement as a reinsurance agreement for which the DAC Tax Election under Regulation Section 1.848-2(g)(8) has been made.

10. Condition. The reinsurance hereunder is subject to the same limitations and conditions specified in the Annuities and their accompanying prospectuses, except as otherwise provided in this Agreement.

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11. Misunderstandings and Oversights. If any failure to pay amounts due or to perform any other act required by this Agreement is unintentional and caused by misunderstanding or oversight, the Ceding Company and the Reinsurer will adjust the situation to what it would have been had the misunderstanding or oversight not occurred.

12. Adjustments. If the Ceding Company's liability under any of the Annuities reinsured hereunder is changed because of a misstatement of age, sex or any other material fact, the Reinsurer will (a) assume its Quota Share of any increase in the Ceding Company's liability resulting from the change, and
    (b) receive credit for its Quota Share of any decrease in the Ceding Company's liability resulting from the change.

13. Reinstatements. If an Annuity lapses, and is subsequently reinstated while this Agreement is in force, the reinsurance for such Annuity will be reinstated automatically. The Ceding Company will pay the Reinsurer the Quota Share of all amounts received by the Ceding Company in connection with the reinstatement of the Annuity, plus any amounts previously refunded to the Ceding Company by the Reinsurer in connection with the lapse of the Annuity.

14. Remedies and Waiver. All remedies of any party are cumulative. Failure of either the Ceding Company or the Reinsurer to exercise any right, privilege, power or remedy at law, equity or in existence by virtue of this Agreement or to otherwise insist upon strict compliance with any of the terms, provisions and conditions of this Agreement, or the obligations of the other party, will not constitute a waiver of such right, privilege, power, remedy, term, provision, condition, or obligation. Moreover, the failure of either party to enforce any part of this Agreement shall not be deemed to be an act of ratification or consent. No prior transactions or dealings between the parties shall be deemed to establish any custom or usage waiving or modifying any provision of this Agreement.

15. Assignment. Without the prior written consent of the other party hereto, no party may assign this Agreement to any other person; provided, however, that, upon not less than thirty (30) days prior written notice, a party may assign this Agreement in whole, but not in part, to an affiliate if, in any such case, said affiliate shall either automatically by operation of law or expressly in writing assume all obligations of the assigning party as fully as if it had originally been a party hereto; and provided further that such affiliate

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   must possess all necessary ability, power, license and authority and financial and other resources for it to perform fully all of the assigning party's duties and obligations under this Agreement. Any assignment in violation of this Paragraph 15 shall be null and void. Subject to the foregoing, this Agreement shall be binding upon, and shall inure to the benefit of, the legal successors and assigns of the respective parties hereto, including, without limitation, any assignment by merger, consolidation, asset transfer, or otherwise.

16. Choice of Law. This Agreement will be governed by the laws of the State of Connecticut, without giving effect to the choice of law provisions. Notwithstanding the preceding, this Paragraph shall not be interpreted to permit the parties to avoid their obligations to arbitrate their disputes pursuant to Article X of this Agreement.

17. Amendments. This Agreement may be amended only by written agreement of the parties. Any change or modification to this Agreement shall be null and void unless made by amendment to this Agreement and signed by both parties.

18. Entire Agreement. This Agreement and the other documents referenced herein or delivered pursuant hereto constitute the entire agreement between the parties with respect to the Annuities. There are no understandings between the parties with respect to the Annuities other than as expressed in this Agreement and such other documents referenced herein or delivered pursuant hereto.

19. Confidentiality of Data. Ceding Company agrees on behalf of itself and its officers, directors, members, employees and representatives, to treat confidentially and as proprietary information, information relating to the Annuities, the contract holders therein and the accounts thereof, Reinsurer, its affiliates and their respective activities, and not to use such information for any purpose other than performance of its responsibilities and duties under this Agreement or as otherwise approved by Reinsurer in writing.

   Reinsurer agree on behalf of itself and its officers, directors, members, employees and representatives, to treat confidentially and as proprietary information, information relating to the Annuities, the contract holders therein and the accounts thereof, Ceding Company and its affiliates, and their activities, and not to

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   use such information for any purpose other than performance of its responsibilities and duties under this Agreement or as otherwise approved by the Ceding Company in writing.

   Each party hereto agrees that, in furtherance of the purpose of this Section, it will hold and ensure that its employees and agents, its affiliates and employees and agents of such affiliates will hold the information referenced herein in strict confidence, (ii) not give, sell or disclose such information to its affiliates or any other third party for any purposes whatsoever other than as required for the provision of services as contemplated by this Agreement, and (iii) advise each of its employees who may be exposed to such information to keep such information confidential. It is understood that in the event of a breach of this Section, damages may not be an adequate remedy, and the non-breaching party shall be entitled to remedies including, but not limited to, injunctive relief to restrain any breach, threatened or actual, pending the outcome of any litigation, arbitration or mediation.

   In the case of any request or demand for the inspection or disclosure of any information by a any person, the party receiving such inspection or disclosure request shall notify the other party hereto with respect to whose information such inspection or disclosure request was made, instructions as to permitting or refusing such inspection or disclosure; provided, however, such party may permit the inspection or make such disclosures without the approval of the other party to any person in any case where it is advised by its counsel that it would be exposed to potential liability, loss or damage resulting from or relating to the failure to do so (the costs of counsel in considering the matter to be borne by such disclosing party). Notwithstanding anything in this Section to the contrary, a party may disclose that any other party to this Agreement has instructed it not to permit the inspection or make the disclosures or otherwise limited or restricted its ability to do so, as the case may be. Records and information which have become known to the public through no wrongful act of either party hereto, and information which was already legally in the possession of either party prior to receipt thereof, shall not be subject to this Section.

   Notwithstanding any provision of this Section to the contrary, each party hereto agrees not to use or disclose nonpublic personal information of customers and consumers of the Annuities for any purpose other than performance of its respective responsibilities and duties under this Agreement or as required or permitted by

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   applicable law. Each party hereto agrees to comply with all federal and state privacy laws applicable to such party, including, to the extent applicable, Title V of the Gramm-Leach-Bliley Act ("GLBA") and any implementing rules, regulations and authoritative guidelines of any applicable regulatory agency thereunder.

   For purposes of this Agreement, an "affiliate" of a person shall mean any person who controls, is controlled by or is under common control with such other person within the meaning of Section 15 of the Securities Act of 1933.

20. Investigations. To the extent permitted by applicable law or regulation, the Ceding Company and the Reinsurer will notify each other promptly in writing of any and all material investigations (other than routine state insurance department examinations) of the Ceding Company or the Reinsurer, as applicable, conducted by any federal or state governmental authority commencing after the Effective Date that relates to the Annuities.

21. Notices. Any notice required or to be permitted to be given by either party hereto to the other shall be in writing and shall be deemed given upon delivery if delivered personally, upon telephonic or electronic confirmation of transmission if sent by facsimile or email, upon the third business day after mailing is sent by registered or certified mail, postage prepaid, and upon receipt if sent by messenger or courier, as follows:

   (a) if to the Ceding Company:

       General Counsel
       The Phoenix Companies
       Attn: Tracy Rich
       One American Row
       PO Box 5056
       Hartford, CT 06102-5056
       Fax: 860-403-7203

   with copies (which shall not constitute notice) to:

       Ms. Gina O'Connell
       Senior Vice President
       The Phoenix Companies
       One American Row
       PO Box 5056
       Hartford, CT 06102-5056
       Fax: 860-403-7203

   (b) if to the Reinsurer:

       Jefferson National Life Insurance Company
       435 Hudson Street, 2nd Floor
       New York, New York 10014
       Attn: Larry Greenberg
       Fax: 212-741-9322

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   with copies (which shall not constitute notice) to:

       Jefferson National Life Insurance Company
       9920 Corporate Campus Drive, Suite 1000
       Louisville, Kentucky 40223
       Attn: Craig Hawley
       Fax: 502-213-2970

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                                  ARTICLE II

                             REINSURANCE PREMIUMS

1. Reinsurance Premiums. The Ceding Company will pay the Reinsurer its Quota Share of all gross premiums received with respect to the Annuities by the Ceding Company during each Accounting Period less any unearned premiums that are returned on surrenders, Annuity changes or other terminations on the Annuities during such Accounting Period (the "Reinsurance Premiums"). The Reinsurance Premiums payable to the Reinsurer by the Ceding Company hereunder will be netted to the Reinsurer through the Net Settlement at the end of the Accounting Period during which the gross premiums were received by the Ceding Company.

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                                  ARTICLE III

                                ADMINISTRATION

1. Annuity Administration. The Annuities reinsured hereunder will be administered in accordance with Article III of the Strategic Alliance Agreement, dated as of October 8, 2007, by and between the Ceding Company and the Reinsurer (the "Strategic Alliance Agreement").

2. Expense Allowance. The Ceding Company will pay the Reinsurer an "Expense Allowance" for the Annuities equal to the sum of the following amounts for each Accounting Period:

   A. A one time fee of $16 for each new Annuity issued by the Ceding Company during such Accounting Period; and

   B. An aggregate fee for all Annuities based on $8 per Annuity for such Accounting Period; and

   C. A one-time expense fee of 0.24% of each purchase payment into each Annuity during such Accounting Period.

   The payments set forth in this Article III.2.A and III. 2.C above shall be paid by the Ceding Company to the Reinsurer each calendar month for the first two calendar months of each quarter within fifteen days after receipt from the Reinsurer an invoice for such fees. The payments set forth in this
   Article III.2.B and the payment set forth in this Article III.2.A and III. 2.C above for the last month of a calendar quarter shall be paid quarterly by the Ceding Company to the Reinsurer as part of the Net Settlement described in Article VI.3.

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                                  ARTICLE IV

                               BENEFIT PAYMENTS

1. Benefit Payments. Benefit Payments, as referred to in this Agreement, means the Quota Share of the sum of (i) Claims, as described in Paragraph 2 below,
   (ii) Cash Surrender Values and cancellation proceeds, as described in Paragraph 3 below, (iii) Partial Withdrawals, as described in Paragraph 4 below, (iv) Annuity Payments, as described in Paragraph 6 below, and
   (v) Additional Liability, as described in Paragraph 7 below.

2. Claims. The Reinsurer will reimburse the Ceding Company for its Quota Share of Claims incurred by the Ceding company for the current Accounting Period in accordance with the terms of the Annuities. The term "Claims" with regard to any Annuity means the death benefits (including interest if any) arising from death claims in accordance with the terms of the Annuity Contract. For each Accounting Period, the Reinsurer will reimburse the Ceding Company the Claims in a lump sum regardless of the Ceding Company's settlement options. For the avoidance of doubt, the Reinsurer will not pay any guaranteed minimum withdrawal benefit in connection with the Annuity Contracts.

3. Cash Surrender Values and Cancellation Proceeds. The Reinsurer will reimburse the Ceding Company for the Quota Share of the Cash Surrender Values and of the cancellation proceeds payable by the Ceding Company for the current Accounting Period in accordance with the terms of the Annuities.

4. Partial Withdrawals. The Reinsurer will reimburse the Ceding Company for the Quota Share of the Partial Withdrawals payable by the Ceding Company for the current Accounting Period in accordance with the terms of the Annuities.

5. Notice. The Reinsurer will notify the Ceding Company promptly after receipt of any information regarding Claims on the Annuities. The claim and copies of notification, claim papers, and proofs will be furnished the Ceding Company upon request.

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6. Annuity Payments. Annuitizations under the terms of the Annuities will be treated as surrenders. The Reinsurer will reimburse the Ceding Company for annuity payments equal to the Quota Share of the cash values of such Annuities as of the date of such annuitization for the current Accounting Period. Notwithstanding the foregoing, such Annuities shall continue to be administered under this Agreement and the Reinsurer shall be entitled to receive applicable portion of the Expense Allowance for providing such administrative services.

7. Additional Liability. Except as specifically excluded under this Agreement, Reinsurer's Quota Share of any other liability suffered by the Ceding Company arising from the terms of the Annuities for the current Accounting Period.

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                                   ARTICLE V

                                   RESERVES

1. Annuities Modified Coinsurance Reserve Adjustment.

    A. The Modified Coinsurance Reserve Adjustment will be computed at the end of each Accounting Period equal to (i) minus (ii) minus (iii), where:

      (i) equals the Modified Coinsurance Reserve, as defined in Paragraph 2 below, at the end of the current Accounting Period on the Annuities;

     (ii) equals the Modified Coinsurance Reserve, as defined in Paragraph 2 below, at the end of the preceding Accounting Period on the Annuities; and

    (iii) equals the Modified Coinsurance Reserve Investment Credit described in Schedule C.

       With respect, however, to the Accounting Period during which the Effective Date of this Agreement occurs, the reference in (ii) above to "the end of the preceding Accounting Period" refers to the Effective Date of this Agreement. In the Accounting Period in which termination of this Agreement occurs, the reference in (i) above to "the end of the current Accounting Period" refers to the terminal accounting date, as described in Article VIII, Paragraph 2.

    B. For any Accounting Period in which the amount computed in A. above is positive, the Reinsurer will pay the Ceding Company such amount. For any Accounting Period in which the amount computed in A. above is negative, the Ceding Company will pay the Reinsurer the absolute value of such amount.

    C. For purposes of this Agreement, the "Other Deposits" shall mean the subscription fees, transaction fees and the transfer fees paid by the owners of the Annuities in connection with the terms of the Annuities and the distribution, servicing and/or administration fees in connection with the Annuities received by the Ceding Company from the underlying funds.

2. Modified Coinsurance Reserve. The term "Modified Coinsurance Reserve," as used in this Agreement, means the Quota Share of the aggregate Account Value of the Annuities.

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3. Account Value. The term "Account Value," as used in this Agreement, means the contract value determined in accordance with the terms of the Annuities after adjustment in contract value for the GMWB rider, if any.

4. The Modified Coinsurance Reserve calculated in connection with this Agreement shall be prepared in accordance with statutory accounting principles prescribed or permitted by the insurance regulatory authorities of the State of domicile of the Ceding Company.

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                                  ARTICLE VI

                          ACCOUNTING AND SETTLEMENTS

1. Quarterly Accounting Period. Each "Accounting Period" under this Agreement will be a calendar quarter, except that: (a) the initial Accounting Period runs from the Effective Date of this Agreement through the last day of the calendar quarter during which this Agreement is executed by both parties, and (b) the final Accounting Period runs from the end of the preceding Accounting Period until the terminal accounting date of this Agreement, as described in Article VIII, Paragraph 2. However, the parties hereto reserve the right to adjust all accounting and settlements to a calendar year-to-date basis.

2. Quarterly Accounting Reports. Quarterly accounting reports in the form of Schedule B will be submitted by the Reinsurer to the Ceding Company for each Accounting Period not later than thirty (30) days after the end of each Accounting Period . Such reports will include information on the amount of Reinsurance Premiums, Benefit Payments, Modified Coinsurance Reserve, Modified Coinsurance Reserve Investment Credit, Premium Taxes and Expense Allowance.

3. Quarterly Net Settlements. In addition to the monthly fees paid by the Ceding Company to the Reinsurer pursuant to Article III.2, for each Accounting Period, the net settlement shall be equal to the following (the "Net Settlement"):

      (i) Reinsurance Premiums determined in accordance with Article II, minus

     (ii) any Modified Coinsurance Reserve Adjustment (which may be a negative amount, in which case the absolute value will be added rather than subtracted in this equation), determined in accordance with Article V, Paragraph 1, minus

    (iii) Benefit Payments, as described in Article IV, minus

     (iv) the Premium Taxes, as described in Article I; plus

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      (v) the Expense Allowance, as described in Article III less the Expense
          Allownace payments previously paid by the Ceding Company during the Accounting Period under Article III.2.

4. Payments.

    A. If the Net Settlement for any Accounting Period is a positive amount, the Ceding Company shall pay the Reinsurer such amount within forty-five
       (45) days after the end of such Accounting Period.

    B. If the Net Settlement for an Accounting Period is a negative amount, the Reinsurer shall pay the Ceding Company such amount within thirty
       (30) days after the end of such Accounting Period.

5. Annual Accounting Reports. The Reinsurer will provide the Ceding Company with annual accounting reports within thirty (30) days after the end of the calendar year for which such reports are prepared. These reports will contain sufficient information about the Annuities to enable the Ceding Company to prepare its annual financial reports and to verify the information reported in Schedule B, and will include Exhibit 5 by reserve basis, Page 7, Page 28, and Schedule S of the 2006 NAIC convention form statutory annual statement (as such Exhibit, Pages and Schedule exist in the 2006 form of the annual statement form or in comparable Exhibits, Pages, or Schedules in any successor form of the annual statement).

6. Monthly Reports; Additional Data. Not later than 15 days after the end of each calendar month, the Reinsurer will provide the Ceding Company with reports showing the more detailed information as mutually agreed to by the parties hereto with respect to the Annuities on a monthly basis. In addition, the Reinsurer will provide to the Ceding Company any additional data reasonably requested by the Ceding Company from time to time with respect to the Annuities.

7. Estimations. If the amounts, as defined in Paragraph 3 above, cannot be determined by the dates described in Paragraph 4 above, on an exact basis, such payments will be paid in accordance with a mutually agreed upon formula which will approximate the actual payments. Adjustments will then be made to reflect actual amounts when they become available.

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8. Delayed Payments. For purposes of Paragraph 4 above, if there is a delayed settlement of a payment due, there will be an interest penalty, at the Delayed Payment Rate described in Paragraph 9 below, for the period that the amount is overdue. For purposes of this Paragraph, a payment will be considered overdue thirty (30) days after the date such payment is due, and the interest penalty will be determined by multiplying the amount due by the product of the Delayed Payment Rate multiplied by a fraction, the numerator of which is the number of days the amount was overdue and the denominator of which is 360.

9. Delayed Payment Rate. The Delayed Payment Rate at the end of each Accounting Period will be equal to the lesser of 18% per annum or the maximum amount permitted under applicable law.

10. Offset of Payments. All monies due either the Ceding Company or the Reinsurer under this Agreement or any other reinsurance agreements between the parties will be offset against each other, dollar for dollar, regardless of any insolvency of either party. However, in the event of an insolvency, offsets will be allowed in accordance with the statutory, common and case laws of the state taking jurisdiction over the insolvency.

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                                  ARTICLE VII

                            DURATION AND RECAPTURE

1. Duration. Except as otherwise provided herein, this Agreement is unlimited in duration until such time as the Ceding Company's liability with respect to all Annuities reinsured hereunder is terminated or expires in accordance with their respective terms. This Agreement shall be terminated with respect to new Annuity contracts (a) immediately upon the effective date of the Strategic Alliance Agreement termination pursuant to Section 9.2 or 9.4(b)(i) of the Strategic Alliance Agreement; or (b) pursuant to Paragraph 3(a) or (b) below.

2. Reinsurer's Liability. The liability of the Reinsurer with respect to any Annuity will begin simultaneously with that of the Ceding Company, but not prior to the date the first Annuity is issued by the Ceding Company (the "Effective Date"). The Reinsurer's liability with respect to any Annuity will terminate on the earliest of: (i) the date such Annuity is recaptured;
   (ii) the date the Ceding Company's liability on such Annuity is terminated; or (iii) the date this Agreement is terminated. Termination of the Reinsurer's liability is subject to payments in respect of such liability in accordance with the provisions of Article VIII of this Agreement. In no event should the interpretation of this Paragraph imply a unilateral right of the Reinsurer to terminate this Agreement.

3. Termination. (a) If the Ceding Company fails to pay the Reinsurance Premiums or any other amounts due to the Reinsurer pursuant to this Agreement, within sixty (60) days after the end of any Accounting Period, the Reinsurer may terminate this Agreement with respect to all inforce and new Annuity Contracts or solely with respect to new Annuity Contracts, subject to thirty
   (30) days prior written notice to the Ceding Company.

   (b) If the Reinsurer fails to pay any amounts due to the Ceding Company pursuant to this Agreement, within sixty (60) days after the end of any Accounting Period, the Ceding Company may terminate this Agreement with respect to all inforce and new Annuity Contracts or solely with respect to new Annuity Contracts, subject to thirty (30) days prior written notice to the Reinsurer.

   (c) If the Ceding Company provides notice to terminate the Strategic Alliance Agreement pursuant to Section 9.2(ii) thereof and the Reinsurer provides the Ceding Company notice to exercise its right pursuant to Section 9.3(c) of the Strategic Alliance Agreement, this Agreement shall be terminated effective on the Conversion Date as defined in the Strategic Alliance Agreement.

4. Recapture. The Annuities may be recaptured (a) upon a Recapture Event by the Ceding Company, or (b) at any time upon mutual agreement in writing between the Ceding Company and the Reinsurer. A "Recapture Event" shall mean any of the following event:

          (i) a petition for insolvency, rehabilitation, conservation, supervision, liquidation or similar proceeding is filed by or against Reinsurer or its statutory representative in any jurisdiction;

          (ii) Reinsurer has not, within 60 days of being notified of its failure to maintain any licenses or authorizations necessary to perform its obligations under the Strategic Alliance Agreement and this Agreement, taken substantial steps to obtain any such necessary license or authorization, and the failure of Reinsurer to hold such license or authorization causes Ceding Company to be in violation of any applicable law or otherwise adversely affects Ceding Company in any material respect, or the Reinsurer materially breaches this Agreement or the Strategic Alliance Agreement (provided such material breach is not substantially cured within sixty (60) days of notice of such breach), or the Reinsurer becomes subject to a criminal indictment or information or similar proceedings;

          (iii) If the Reinsurer's authorized control level risk based capital at the end of a calendar quarter falls below 250% for two consecutive quarters ("RBC Event"); or

          (iv) if Reinsurer elects to terminate the Strategic Alliance Agreement pursuant to Section 9.2(ii) thereof.

   Upon the occurrence of a Recapture Event described above, the Ceding Company shall have the right to recapture all, and not less than all, of the Annuity contracts reinsured under this Agreement, by providing the Reinsurer with written notice of its intent to effect recapture not later than ninety
   (90) days of receiving notice of the occurrence of the relevant Recapture Event.

5. Termination Charge. In the event this Agreement is terminated or recaptured in accordance with Paragraph 3 or 4(a) above, an Agreement termination value shall be calculated by the Reinsurer in good faith as of the effective date of termination according to "best practices" that are appropriate to valuing variable annuities and related cash flows and consistent with the terms of this Agreement (the "Termination Charge"). The Ceding Company shall have sixty (60) calendar days to either accept the termination value as calculated or raise objections. The parties shall cooperate with each other in order to resolve any disagreement with respect to the termination value. If the Ceding Company does not accept the termination value, the Reinsurer and the Ceding Company will jointly engage a nationally recognized, independent actuarial firm (including without limitation, the actuarial group of a nationally recognized, independent accounting firm (hereinafter the "Actuarial Firm"), to perform an independent calculation of the termination value. If the parties cannot reach agreement as to the termination value after receiving the results from the Actuarial Firm, the matter will be submitted to arbitration, in accordance with Article X. The parties will share equally in the costs and expenses incurred by the Actuarial Firm.

   It is recognized and acknowledged by both parties that "best practices" for valuing cash flows linked to variable annuities include:

          i) commencing with seriatim in force data as of the effective date of termination;

          ii) fixing actuarial assumptions such as lapse, mortality, mortality improvement, utilization, etc. within a range deemed consistent with market standards;

          iii) determining market inputs for interest rates, implied volatilities, and other market inputs; and

          iv) valuing the present value of all the future distributable statutory earnings using the inputs and assumptions determined above and includes cost of capital based on 300% of Company Action Level RBC.

   If the projected Agreement termination value is positive, the absolute value shall be paid to the Reinsurer by the Ceding Company. If the projected Agreement termination value is negative, the absolute value shall be paid to the Ceding Company by the Reinsurer. Payment of such amount will be made within thirty (30) days of receipt of the calculation if not otherwise paid in connection with the terminal settlement under Article VIII.

6. Internal Replacements. The Ceding Company covenants not to intentionally solicit, and to cause each of its respective affiliates to refrain from soliciting, owners, beneficiaries or Annuity contract holders in connection with any "program of internal replacement" for any of the Annuities absent the prior written consent of the Reinsurer. The term "program of internal replacement" shall mean any Ceding Company- or affiliate- sponsored or supported program offered to a class of Annuity owners in which an Annuity or any portion of the cash value of an Annuity is exchanged for another policy or annuity not reinsured under this Agreement which is written by the Ceding Company or any affiliate thereof, or any successor or assign of the Ceding Company or any such affiliate. Ceding Company agrees any monetary remedies for the Reinsurer under this Agreement and at law for any breach or threat of breach by Ceding Company of this Article VII.6 will be inadequate, that Reinsurer would suffer irreparable damage as a result of such breach or threat of breach, and that Reinsurer shall be entitled to an injunction or injunctions to prevent breaches of the provision of this Article VII.6 and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which Reinsurer may be entitled under this Agreement or at law or equity, for damages or otherwise.

                                 ARTICLE VIII

                      TERMINAL ACCOUNTING AND SETTLEMENT

1. Terminal Accounting. In the event that this Agreement is terminated in accordance with Article VII, Paragraph 3, or all reinsurance under this Agreement is recaptured in accordance with Paragraph 4 of Article VII, a Terminal Accounting and Settlement will take place.

2. Date. The terminal accounting date will be the earliest of: (1) the effective date of recapture pursuant to any notice of recapture given under this Agreement, (2) the effective date of termination pursuant to any notice of termination given under this Agreement, or (3) such other date mutually agreed to in writing.

3. Settlement. The Terminal Accounting and Settlement will consist of:

   (a) the quarterly settlement as provided in Article VI, Paragraph 3, computed as of the terminal accounting date; provided that the Ceding Company and the Reinsurer shall settle all amounts accrued on and prior to the termination accounting date regardless whether such amounts are received or paid before or after the termination accounting date;

   (b) payment by the Ceding Company to the Reinsurer of a Terminal Reserve equal to the Modified Coinsurance Reserve on the Annuities as of the terminal accounting date;

   (c) payment by the Reinsurer to the Ceding Company of a Terminal Reserve Adjustment equal to the Modified Coinsurance Reserve on the Annuities as of the terminal accounting date; and

   (d) With respect to a termination or recapture under Article VII, Paragraph 3 or 4(a), payment by the Ceding Company to the Reinsurer, or the Reinsurer to the Ceding Company, as applicable, of any Termination Charge determined in accordance with Article VII, Paragraph 5, computed as of the terminal accounting date.

   If the calculation of the Terminal Accounting and Settlement produces an amount owing to the Ceding Company, such amount will be paid by the Reinsurer to the Ceding Company. If the calculation of the Terminal Accounting and Settlement produces an amount owing to the Reinsurer, such amount will be paid by the Ceding Company to the Reinsurer.

4. Supplementary Accounting and Settlement. In the event that, subsequent to the Terminal Accounting and Settlement as provided above, a change is made with respect to any amounts due, a supplementary accounting will take place pursuant to Paragraph 3 above. Any amount owed to the Ceding Company or to the Reinsurer by reason of such supplementary accounting will be paid promptly upon the completion thereof.

                                  ARTICLE IX

                                  INSOLVENCY

1. Ceding Company's Insolvency.

    A. In the event of the Ceding Company's insolvency, any payments due the Ceding Company from the Reinsurer pursuant to the terms of this Agreement will be made directly to the Ceding Company or its conservator, liquidator, receiver or statutory successor except:
       (1) where this Agreement or other written agreement between the parties hereto specifically provides another payee of such payments in the event of the insolvency of the ceding Company, or (2) where the Reinsurer, with the consent of the holders of the Annuities, has assumed such Annuity obligations of the Ceding Company as direct obligations of the Reinsurer to the payees under such Annuities and in substitution for the obligations of the Ceding Company to such payees. The reinsurance will be payable by the Reinsurer on the basis of the liability of the Ceding Company under the Annuities without diminution because of the insolvency of the Ceding Company.

    B. Notwithstanding subsection (A) of this section, in the event that a life and health insurance guaranty association has made the election to succeed to the rights and obligations of the Ceding Company under this Agreement, then the Reinsurer's liability to pay covered reinsured claims shall continue under this Agreement, subject to the payment to the Reinsurer of the Reinsurance Premiums for such coverage. Payment for such reinsured claims shall only be made by the Reinsurer pursuant to the direction of the guaranty association or its designated successor. Any payment made at the direction of the guaranty association or its designated successor by the reinsurer will discharge the Reinsurer of all further liability to any other party for said claim payment.

    C. The conservator, liquidator, receiver or statutory successor of the Ceding Company will give the Reinsurer written notice of the pendency of a claim against the Ceding Company on any Annuity within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of any such claim, the Reinsurer may investigate such claim and interpose in the Ceding Company's name (or in the name of the Ceding Company's conservator, liquidator, receiver or statutory successor), in the proceeding where such claim is to be adjudicated, any defense or defenses which the Reinsurer may deem available to the Ceding Company or its conservator, liquidator, receiver or statutory successor. The expense thus incurred by the Reinsurer will be chargeable, subject to court approval, against the Ceding Company as a part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by the Reinsurer.

                                   ARTICLE X

                                  ARBITRATION

1. General. All disputes and differences between the Ceding Company and the Reinsurer on which an agreement cannot be reached will be decided by arbitration. The arbitrators will construe this Agreement from the standpoint of practical business and equitable principles and the customs and practices of the insurance and reinsurance business, rather than from the standpoint of strict law. Moreover, the arbitrators shall be released from judicial formalities and shall not be bound by strict rules of procedure and evidence. The parties intend that the arbitrators will make their decision with a view to effecting the intent of this Agreement.

2. Method. Three arbitrators will decide any differences. They must be impartial and present or former officers of life insurance companies other than the parties to this Agreement or any company owned by, or affiliated with, either party. One of the arbitrators is to be appointed by the Reinsurer, another by the Ceding Company, and the two arbitrators thus appointed will select a third arbitrator before arbitration begins. Should one of the parties decline to select an arbitrator within ninety (90) days after the date of any written request to do so or should the two arbitrators selected by the parties not be able to agree upon the choice of a third, the appointment(s) will be left to the AIDA Reinsurance and Insurance Arbitration Society--US ("ARIAS--US") umpire selection process. The evidentiary hearing on the merits shall be held in New York City unless otherwise agreed by the parties. The arbitrators will decide by a majority of votes and their decision will be final and binding upon the parties, and the parties agree that judgment may be entered thereon in a state or federal court of competent jurisdiction sitting in the State of New York. The arbitrators will hand down their decision within forty-five (45) days of the close of the arbitration proceedings. The costs of arbitration, including the fees of the arbitrators, will be shared equally by the parties unless the arbitrators decide otherwise. Any counsel fees incurred by a party in the conduct of arbitration will be paid by the party incurring the fees. All confirmation proceedings or proceedings to compel arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. (S) 1 et seq. as amended. The Ceding Company and the Reinsurer agree to submit in any proceeding to the exclusive jurisdiction of a state or federal court of competent jurisdiction sitting in the State of New York, and waive any objection based on lack of personal jurisdiction, venue or forum non convenience. The Ceding Company and the Reinsurer hereby consent to service of process in any such proceeding by certified or registered mail sent to the addresses set forth in Article I, Paragraph 21.

                                  ARTICLE XI

                                REINSURER RIGHT

1. If the Reinsurer elects to exercise the purchase option described in
   Section 9.3 of the Strategic Alliance Agreement, upon paying the Ceding Company for the 40% quota share of the Annuities not previously reinsured under this Agreement (the "Call Price"), (a) Schedule A to this Agreement shall be deemed to be amended to increase Reinsurer's Quota Share to 100%,
   (b) the expense allowance described in Article III shall be reduced to $0, and (c) this Agreement shall be terminated with respect to new Annuity contracts. The Call Price shall be calculated using a similar methodology and process as described in Article VII, Paragraph 5 above.

2. If the Reinsurer elects to exercise the right described in
   Section 9.4(b)(ii) of the Strategic Alliance Agreement, effective as mutually agreed to by the parties hereto (a) Schedule A to this Agreement shall be be amended to increase Reinsurer's Quota Share to 90%, and (b) the expense allowance described in Article III shall be correspondingly reduced to reflect the Ceding Company's 10% share of the expenses.

                                  ARTICLE XII

                                   EXECUTION

In witness of the above, this Agreement is executed in duplicate as of October 8, 2007.

                                      PHL VARIABLE INSURANCE COMPANY
                                      ("Ceding Company")

                                      By:
                                             -----------------------------------
                                      Title:
                                             -----------------------------------

                                      JEFFERSON NATIONAL LIFE INSURANCE
                                      COMPANY
                                      ("Reinsurer")

                                      By:
                                             -----------------------------------
                                      Title:
                                             -----------------------------------

                                  SCHEDULE A

                         ANNUITIES AND RISKS REINSURED

Annuities and Risks Reinsured. The amount of reinsurance under this Agreement will be a quota share, as defined below, of the Ceding Company's liability on those variable annuities which are issued by the Ceding Company on or after the Effective Date of this Agreement and described below:

Base Contracts:

                                                            Form Number
Product                                              (plus any state variation)
-------                                              --------------------------
Phoenix [______] (excluding guaranteed minimum withdrawal benefit)


The quota share reinsured hereunder will be _______% (the "Quota Share").

                                  SCHEDULE B

                 QUARTERLY REPORT OF ACTIVITY AND SETTLEMENTS

                     Accounting Period: __________________
                     Calendar Year: ______________________
                     Date Report Completed: ______________


1.    Reinsurance Premiums (Article II)                                                     _________

2.    Benefit Payments (Article IV)
      a. Claims                                                                   _________
      b. Cash Surrender Values and Cancellation Proceeds                          _________
      c. Partial Withdrawals                                                      _________
      d. Annuity Payments                                                         _________
      Benefit Payments = Quota Share x (a + b + c + d)                                      _________

3.    Modified Coinsurance Reserve Adjustment (Article V, Paragraph 1)
      a. Modified Coinsurance Reserve end of current Accounting Period            _________
      b. Modified Coinsurance Reserve end of preceding Accounting Period          _________
      c. Modified Coinsurance Reserve Investment Credit (Schedule C)              _________
      Modified Coinsurance Reserve Adjustment = a - b - c                                   _________

4.    Premium Taxes (Article I)                                                             _________

5.    Expense Allowance (less amounts paid under Article III.2 during the period)           _________

6.    Cash Settlement = 1 - 2 - 3 - 4 +5                                                    _________

      Modified Coinsurance Reserve (Article V, Paragraph 2)                                 _________

      Modified Coinsurance Reserve Investment Credit (Schedule C)

(i)   Quota share reinsured hereunder                                                       _________

(ii)  Net of:
      + Account Value at end of current Accounting Period                         _________
      - Account Value at beginning of current Accounting Period                   _________
      + Account Value released on Claims during Accounting Period                 _________
      + Account Value released on Cash Surrender Values during Accounting Period  _________
      + Account Value released on Partial Withdrawals during Accounting Period    _________
      + Account Value released on Annuity Payments during Accounting Period       _________
      +Other Deposits during Accounting Period                                    _________
      - Gross premiums collected during Accounting Period _________

(iii) Modified Coinsurance Reserve Investment Credit = (i) x (ii)                           _________

                                  SCHEDULE C

                MODIFIED COINSURANCE RESERVE INVESTMENT CREDIT

Modified Coinsurance Reserve Investment Credit. The Modified Coinsurance Reserve Investment Credit, for any Accounting Period, equals the Quota Share of the accrued investment income and capital gains and losses, realized and unrealized allocated to the portion of the annuities reinsured hereunder during the current Accounting Period with respect to the Segregated Asset Portfolio held by the Ceding Company, calculated by the Ceding Company on a statutory basis, net of any investment fees paid by the Ceding Company during the current Accounting Period, but not adjusted for income taxes, changes in any provisions for taxes or charges for mortality and expense risks plus the Other Deposits. Namely, the "Segregated Asset Portfolio held by the Ceding Company" shall mean any sub-accounts of the Ceding Company's separate accounts in which the assets (other than those assets related to GMWB of the Annuities) related to the Annuities may be invested.

Notwithstanding the preceding, for purposes of administrative simplicity, a mathematical equivalent to such accrued investment income and capital gains and losses, realized and unrealized, will be used to determine the Modified Coinsurance Reserve Investment Credit equal to the product of (i) times (ii), where:

   (i) equals the quota share percentage of the annuities reinsured hereunder as described in Schedule A; and

  (ii) equals the net of the following:

      (a) the Account Value, as defined in Article V, Paragraph 3, as of the end of the current Accounting Period, minus

      (b) the Account Value, as defined in Article V, Paragraph 3, as of the beginning of the current Accounting Period, plus

      (c) the Account Value, as defined in Article V, Paragraph 3, released with respect to the annuities reinsured hereunder for which Claims are paid by the Ceding Company during the current Accounting Period in accordance with Article IV, Paragraph 2, plus

      (d) the Account Value, as defined in Article V, Paragraph 3, released with respect to the annuities reinsured hereunder for which Cash Surrender Values are paid by the Ceding Company during the current Accounting Period in accordance with Article IV, Paragraph 3, plus

      (e) the Account Value, as defined in Article V, Paragraph 3, released with respect to the annuities reinsured hereunder for which Partial Withdrawals are paid by the Ceding Company during the current Accounting Period in accordance with Article IV, Paragraph 4, plus

      (f) the Account Value, as defined in Article V, Paragraph 3, released with respect to the annuities reinsured hereunder for which Annuity Payments are paid by the Ceding Company during the current Accounting Period in accordance with Article IV, Paragraph 8, plus

      (g) the Other Deposits during the current Accounting Period, minus

      (h) the gross premiums collected by the Ceding Company during the current Accounting Period with respect to the annuities reinsured hereunder.